October 5, 2018

David J. Moss
Chief Financial Officer
INmune Bio Inc.
1224 Prospect Street, Suite 150
La Jolla, CA 92037

       Re: INmune Bio Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 26, 2018
           File No. 333-227122

Dear Mr. Moss:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 33

1. We note your response to our prior comment 2 that you will conduct a Phase I/II trial for ovarian cancer for INKmune. If this is true, please revise your disclosure about a Phase 1 trial for INKmune in ovarian cancer in the lead-in paragraph to the bullet points on page
       34 to be consistent. Also, if the Phase 1 trial for INKmune in high risk MDS referred to in the lead-in paragraph to the bullet points on page 34 is also a Phase I/II trial as noted in the fourth bullet point on page 34, please revise for consistency.
 David J. Moss
INmune Bio Inc.
October 5, 2018
Page 2

        You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid J. Moss
                                                         Division of
Corporation Finance
Comapany NameINmune Bio Inc.
                                                         Office of Healthcare &
Insurance
October 5, 2018 Page 2
cc:       David Manno, Esq.
FirstName LastName